Exhibit 99.1

Ballard announces 1.5 MW fuel cell engine order for Sierra Northern Railway

VANCOUVER, BC, June 5, 2025 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the signing of a new supply agreement with California-based rail operator Sierra Northern Railway (https://www.sierranorthern.com) for the supply of 1.5 MW of fuel cell engines, expected to be delivered in 2025.

As part of Sierra Northern Railway's efforts to decarbonize its operations across California, 12 Ballard FCmove®-XD engines will be supplied to convert three diesel switching locomotives to hydrogen-fueled, zero-emission locomotives. The FCmove®-XD modules are specifically designed for heavy-duty applications, offering high reliability, durability, efficiency and power density, and provide the benefits of zero emissions without the need for costly overhead catenary systems.

"We are thrilled to collaborate with Sierra Northern Railway on this groundbreaking project" said Randy MacEwen, President and CEO of Ballard Power Systems. "This partnership underscores the versatility of our industry leading fuel cell technology and the critical role fuel cells can play in advancing sustainable rail solutions. We are excited to continue Ballard's momentum in decarbonizing the North American freight rail sector."

Kennan H. Beard III, President of Sierra Northern Railway commented, "Integrating Ballard's fuel cell modules into our switching locomotives aligns with our commitment to innovation and environmental stewardship. This initiative not only enhances our operational efficiency but is also a pivotal step in California's efforts to reduce greenhouse gas emissions in the transportation sector."

Trains powered by Ballard fuel cells offer safe and reliable zero-emission operations, including long range, fast refueling and flexible operation across a wide variety of routes and environmental conditions, acting as a 1:1 replacement of diesel engines on non-electrified rail lines.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and customer benefits and market adoption of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

About Sierra Northern Railway

Sierra Northern Railway (SERA) is the freight division of privately owned, Sierra Railroad Company. Sierra Railroad Company is also the principal owner of Sierra Energy Corporation, which has developed a proprietary waste- to- clean hydrogen technology: FastOx® gasification. Sierra Northern Railway currently operates approximately 75 miles of track in Northern California and 30 miles in Southern California through the heart of a number of the Golden State's prime industrial areas, serving a wide variety of customers, and interchanging with both BNSF Railway and Union Pacific Railroad. http://sierranorthern.com

Further Information

Ballard Power Systems: Sumit Kundu – Manager, Investor Relations & Finance +1.604.453.3517 or investors@ballard.com

Sierra Northern Railway: Michael Faust – President and CEO, Railpower 916-335-5626 or mfaust@railpower.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0000933777

CO: Ballard Power Systems Inc.

CNW 07:30e 05-JUN-25